EXHIBIT 99.1

TRX Gold Achieves Sulphide Gold Recovery of 88.7% from Its Existing Processing Plant

And Reports Q3 2023 Results Preview

TORONTO, June 15, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to provide a significant operational update for Buckreef Gold as well as a preview to the Company’s Q3 2023 financial results.

Significant operational update

The Company is happy to announce important preliminary results from bulk sample testing at the Buckreef Gold mine. Over 6,500 tonnes of sulphide ore have been successfully processed through Buckreef Gold’s existing milling facility, achieving an indicative gold recovery of 88.7%. This is a significant achievement as approximately 90% of Buckreef Gold’s 2 million+ ounce gold mineral resource is held in sulphide material, thus unlocking the significant economic potential of the project. This bulk sample test indicates that the Company can process sulphide ore through its existing processing plant, thus minimizing capex for future plant expansions.

“The results from this bulk sample demonstrate that we can process sulphide material through our existing processing plant, which has been successfully processing oxide material for close to 24 months. We are excited at the optionality this creates for near term mine planning and the positive impact these results will have on project economics for future plant expansions, as we have been able to construct plants very cost effectively compared to other plants elsewhere,” noted TRX Gold CEO Stephen Mullowney.

Concurrent with this bulk sample test, the Company also recently completed an upgrade to the Buckreef Gold crushing system contributing to the successful recovery rates from sulphide material using a simple, straightforward flowsheet consisting of crushing, grinding, and carbon in leach.

The Company continues to refine the existing circuit to improve both gold recovery and throughput, while the 18-hole metallurgical study undertaken by SGS (South Africa) is ongoing. The bulk sample results along with ongoing production data will be combined with the metallurgical variability study to help in identifying any further improvements or enhancements to the existing flowsheet.

Q3 2023 Financial Results Preview

The Company is also pleased to announce preliminary Q3 2023 results for the period from March 2023 to May 2023. Results include Q3 2023 production of 4,764 ounces of gold and sales of 4,810 ounces of gold.

The Company continues to expect full year fiscal 2023 production to be between 20,000 – 25,000 ounces of gold, which is unchanged from when it was originally estimated and released in November 2022.

The average market price for gold in Q3 2023 was approximately $1,963 per ounce.

TRX Gold will provide additional discussion and analysis regarding its third quarter 2023 production and sales when the Company reports its quarterly results in July 2023.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to ability to process sulphide ore, near term mine planning, future plant expansion and project, recovery rates, continued operating cash flow, estimation of mineral resources, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.